EXHIBIT 99.1

YXT.com Reports Unaudited Financial Results for the First Nine Months of 2024

SUZHOU, China, Nov. 26, 2024 (GLOBE NEWSWIRE) -- YXT.com Group Holding Limited (NASDAQ: YXT) (“YXT.com” or the “Company”), a leader and disruptor of the digital corporate learning industry in China, today announced its unaudited financial results for the first nine months of 2024 that ended September 30, 2024.

First Nine Months 2024 Operating and Financial Highlights

  Total revenues were RMB241.7 million (US$34.4 million), compared with RMB328.8 million in the same period of last year.
  Gross Margin was 60.4% in the nine months ended September 30, 2024, compared with 59.3% in the same period of last year.
  Net loss was RMB14.9 million (US$2.1 million), compared with RMB245.3 million in the same period of last year.
  Number of subscription customers decreased to 2,428 as of September 30, 2024, from 3,039 as of September 30, 2023. After adjusting for the deconsolidation of CEIBS Publishing Group Limited (the “CEIBS PG”) (571 customers), the net change of 40 customers reflects the Company’s strategic shift toward large enterprise accounts with consistent demand for corporate learning solutions. This realignment resulted in a planned reduction of small and medium-sized customers from our portfolio.
  Net revenue retention rates of subscription customers decreased to 101.0% from 104.8% in the same period of last year. The change was due to the Company’s strategic shift toward large enterprise accounts with consistent demand for corporate learning solutions. This realignment resulted in a planned reduction of small and medium-sized customers from our portfolio.

Mr. Xiaoyan Lu, Director, Founder and Chairman of the Board of YXT.com, commented, “We are pleased to report our first financial results as a public company, covering the nine months ended September 30, 2024, following our successful IPO on the Nasdaq in August. While the period presented macro challenges that impacted enterprise training spending, we remained focused on executing our strategic priorities. We continued to deepen our relationships with large enterprise clients, as evidenced by our growing penetration among Fortune 500 companies. Our products’ new AI features have been well-received by key customers, enabling us to maintain healthy retention rates despite the challenging environment. Looking ahead, we remain cautiously optimistic about our long-term growth prospects, supported by the fundamental need for digital learning solutions, our strengthening position in the large enterprise segment, and our continuous product innovation and enhancement.”

Mr. Pun Leung Liu, Chief Financial Officer of YXT.com, added, “Our financial results for the first nine months of 2024 demonstrate the effectiveness of our operational optimization initiatives. Through strategic cost management and AI-enabled operational improvements across multiple functions, we significantly narrowed our net loss to RMB14.9 million from RMB245.3 million in the same period last year. We remain committed to disciplined cost control while continuing to invest in strategic areas that drive long-term growth, particularly our technology capabilities and enterprise-focused solutions.”

Financial Results for the First Nine Months of 2024

Revenues

Revenues were RMB241.7 million (US$34.4 million), compared with RMB328.8 million in the same period of last year.

  Revenues from corporate learning solutions were RMB240.3 million (US$34.2 million), compared with RMB318.6 million in the same period of last year.
    Revenues from subscription based corporate learning solutions were RMB221.7 million (US$31.6 million), compared with RMB271.1 million in the same period of last year. The change was primarily due to (i) the deconsolidation of CEIBS PG effective on January 15, 2024, resulting in a decrease of RMB46.1 million; and (ii) a net impact of RMB3.3 million from operational adjustments, driven by our strategic suspension of certain ancillary online teaching tools, partially offset by growth in corporate learning platform services.
    Revenues from non-subscription based corporate learning solutions were RMB18.6 million (US$2.7 million), compared with RMB47.5 million in the same period of last year. The change was primarily due to (i) the deconsolidation of CEIBS PG effective on January 15, 2024, resulting in a decrease of RMB20.9 million; and (ii) reduced offline activities reflecting our strategic shift towards subscription-based corporate learning solutions.
  Revenues from others were RMB1.4 million (US$0.2 million), compared with RMB10.2 million in the same period of last year. The change primarily reflects fewer customized software projects completed in the nine months ended September 30, 2024, aligning with our strategic focus on corporate learning solutions.

Cost of revenues

Cost of revenues was RMB95.8 million (US$13.6 million), compared with RMB133.8 million in the same period of 2023, representing a decrease of 28.4%, mainly due to (i) the deconsolidation of CEIBS PG effective on January 15, 2024, resulting in a decrease of RMB22.7 million; (ii) lower instructor compensation costs due to reduced offline activities, aligning with our strategic shift towards subscription-based corporate learning solutions; and (iii) decreased staff expenses and third-party infrastructure costs through operational optimization.

Sales and marketing expenses

Sales and marketing expenses were RMB105.8 million (US$15.1 million), compared with RMB173.2 million in the same period of last year, representing a decrease of 38.9%, mainly due to (i) the deconsolidation of CEIBS PG effective on January 15, 2024, resulting in a decrease of RMB36.5 million; and (ii) reduced compensation and incentives through human resources optimization.

Research and development expenses

Research and development expenses were RMB90.6 million (US$12.9 million), compared with RMB136.8 million in the same period of 2023, representing a decrease of 33.8%, mainly due to (i) the deconsolidation of CEIBS PG effective on January 15, 2024, resulting in a decrease of RMB18.8 million; and (ii) reduced compensation through human resources optimization.

General and administrative expenses

General and administrative expenses were RMB75.0 million (US$10.7 million), compared with RMB117.1 million in the same period of 2023, representing a decrease of 35.9%, mainly due to (i) the deconsolidation of CEIBS PG effective on January 15, 2024, resulting in a decrease of RMB13.5 million; (ii) a RMB18.5 million decrease in share-based compensation following completion of certain share-based incentives amortization; and (iii) reduced professional fees.

Net loss and adjusted net loss

Net loss was RMB14.9 million (US$2.1 million), compared with a net loss of RMB245.3 million in the same period of last year. Adjusted net loss was RMB123.1 million (US$17.5 million), compared with an adjusted net loss of RMB196.1 million in the same period of last year.

Earnings/(loss) per share

Basic and diluted net income per share was RMB5.02 (US$0.72), compared with basic and diluted net loss per share of RMB7.06 in the same period of last year. The improvement in earnings per share was primarily attributable to the deemed contribution to common shareholders due to modification and extinguishment of the Company’s convertible redeemable preferred shares on July 1, 2024.

Balance Sheet

As of September 30, 2024, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term bank deposits of RMB488.7 million (US$69.6 million), compared with RMB496.2 million as of December 31, 2023.

Conference Call Information

The Company's management team will hold a conference call at 8:00 P.M. U.S. Eastern Time on Tuesday, November 26, 2024 (or 9:00 A.M. Beijing Time on Wednesday, November 27, 2024) to discuss the financial results. Details for the conference call are as follows:

Event Title:	YXT.com First Nine Months of 2024 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI79cfe397cd984d14b7a1fab15a19b825

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company's investor relations website at https://ir.yxt.com/.

Non-GAAP Financial Measures
In evaluating our business, we consider and use adjusted net loss as a supplemental non-GAAP measure to review and assess our operating performance. Adjusted net loss is net loss excluding amortization of incremental intangible assets resulting from business combination, gain on deconsolidation of CEIBS PG, share-based compensation, change in fair value of derivative liabilities, net of income taxes, to the extent applicable. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information
This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About YXT.com
As a technology company, YXT.com provides corporations with digital corporate learning solutions, including SaaS platforms, learning content, and other services. YXT.com is a leader and disruptor of the digital corporate learning industry in China. Established in 2011, YXT.com has supported Fortune 500 companies and other leading companies with their transformation and digitalization of learning and development, and has received recognition, respect and recurring business.

Contact
Robin Yang
ICR, LLC
YXT.IR@icrinc.com
+1 (646) 405-4883

YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND SEPTEMBER 30, 2024
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	320,489	488,464	69,606
Restricted Cash	-	257	37
Short-term investments	58,128	-	-
Accounts receivable, net	32,790	19,392	2,763
Prepaid expenses and other current assets	12,028	18,361	2,616
Amounts due from related parties	-	7,000	997
Total current assets	423,435	533,474	76,019

Non-current assets:
Property, equipment and software, net	23,402	16,085	2,292
Intangible assets, net	12,720	8,887	1,266
Goodwill	164,113	163,837	23,347
Long-term investments	126,341	116,693	16,629
Operating lease right-of-use assets, net	34,997	20,337	2,898
Other non-current assets	22,265	11,760	1,676
Long-term bank deposits	117,573	-	-
Total non-current assets	501,411	337,599	48,108
Total assets	924,846	871,073	124,127

LIABILITIES, MEZZANINE AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	17,855	8,528	1,215
Amounts due to related parties	-	3,155	450
Short-term borrowings	46,800	179,000	25,507
Deferred revenue, current	188,485	101,276	14,432
Acquisition consideration payable	14,775	14,775	2,105
Other payable and accrued liabilities	89,937	73,150	10,425
Derivative liabilities	100,279	-	-
Operating lease liabilities, current	15,818	6,629	945
Total current liabilities	473,949	386,513	55,079

Non-current liabilities
Long-term borrowings	219,000	128,000	18,240
Operating lease liabilities, non-current	20,257	12,191	1,737
Deferred revenue, non-current	58,952	56,038	7,985
Total non-current liabilities	298,209	196,229	27,962
Total liabilities	772,158	582,742	83,041

YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND SEPTEMBER 30, 2024
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	US$

Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value, 15,040,570 and nil shares authorized, issued and outstanding as of December 31, 2023 and September 30, 2024)	408,139	-	-
Series B convertible redeemable preferred shares (US$0.0001 par value, 7,085,330 and nil shares authorized, issued and outstanding as of December 31, 2023 and September 30, 2024)	199,518	-	-
Series C convertible redeemable preferred shares (US$0.0001 par value, 23,786,590 and nil shares authorized, issued and outstanding as of December 31, 2023 and September 30, 2024)	493,788	-	-
Series D convertible redeemable preferred shares (US$0.0001 par value, 37,152,161 and nil shares authorized, issued and outstanding as of December 31, 2023 and September 30, 2024)	1,059,434	-	-
Series E convertible redeemable preferred shares (US$0.0001 par value, 26,417,318 and nil shares authorized, issued and outstanding as of December 31, 2023 and September 30, 2024)	1,402,802	-	-
Total mezzanine equity	3,563,681	-	-

Shareholders’ (deficit)/equity
Ordinary shares (US$0.0001 par value 390,518,031 and 500,000,000 shares authorized as of December 31, 2023 and September 30, 2024, respectively; 48,253,425 and 180,226,597 shares issued and outstanding as of December 31, 2023 and September 30, 2024, respectively)	33	129	18
Additional paid-in capital	16,671	3,968,966	565,573
Statutory reserve	4,322	-	-
Accumulated other comprehensive income	23,775	9,989	1,423
Accumulated deficit	(3,490,681)	(3,690,753)	(525,928)
Total YXT.COM Group Holding Limited shareholders’ (deficit)/equity	(3,445,880)	288,331	41,086
Non-controlling interests	34,887	-	-
Total shareholders’ (deficit)/equity	(3,410,993)	288,331	41,086
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	924,846	871,073	124,127

YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2024
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the nine months ended September 30,
	2023	2024
	RMB	RMB	US$

Revenues:
Corporate learning solutions	318,656	240,286	34,240
Others	10,174	1,439	206
Total revenues	328,830	241,725	34,446

Cost of revenues	(133,819)	(95,785)	(13,649)
Sales and marketing expenses	(173,241)	(105,822)	(15,080)
Research and development expenses	(136,784)	(90,606)	(12,911)
General and administrative expenses	(117,087)	(75,039)	(10,694)
Other operating income	5,171	6,461	921
Loss from operations	(226,930)	(119,066)	(16,967)

Interest and investment income	3,608	5,105	728
Interest expense	(2,831)	(7,866)	(1,121)
Investment losses	(6,134)	(6,153)	(877)
Gain on deconsolidation of CEIBS Publishing Group	-	78,760	11,223
Foreign exchange loss, net	(274)	(39)	(6)
Change in fair value of derivative liabilities	(16,200)	34,378	4,899
Loss before income tax expense	(248,761)	(14,881)	(2,121)
Income tax benefit	3,461	-	-
Net loss	(245,300)	(14,881)	(2,121)

Net loss attributable to non-controlling interests shareholders	5,629	300	43

Net loss attributable to YXT.COM Group Holding Limited	(239,671)	(14,581)	(2,078)

YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2024
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the nine months ended September 30,
	2023	2024
	RMB	RMB	US$

Net loss attributable to YXT.COM Group Holding Limited	(239,671)	(14,581)	(2,078)
Net accretion of convertible redeemable preferred shares	(103,840)	(290,543)	(41,402)
Deemed contribution to common shareholders due to modification and extinguishment	-	672,170	94,783
Deemed dividend to preferred shareholders due to modification	-	(5,940)	(846)
Net (loss)/income attributable to ordinary shareholders of YXT.COM Group Holding Limited	(343,511)	361,106	51,457

Net loss	(245,300)	(14,881)	(2,121)
Other comprehensive (loss)/income
Foreign currency translation	4,951	(4,715)	(671)
Unrealized gain/(loss) on investments in available-for-sale debt securities, net of tax	2,923	(9,071)	(1,293)

Total comprehensive loss	(237,426)	(28,667)	(4,085)

Total comprehensive loss attributable to non-controlling interests	5,629	300	42

Total comprehensive loss attributable to YXT.COM Group Holding Limited	(231,797)	(28,367)	(4,042)

Net (loss)/income attributable to ordinary shareholders of YXT.COM Group Holding Limited	(343,511)	361,106	51,457
—Weighted average number of ordinary shares basic and diluted	48,629,814	72,004,696	72,004,696

Net (loss)/income per share attributable to ordinary shareholders:
—Basic and diluted	(7.06)	5.02	0.72

YXT.COM GROUP HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2024
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the nine months ended September 30,
	2023	2024
	RMB	RMB	US$

Net loss	(245,300)	(14,881)	(2,121)
Adjustments:
Amortization of incremental intangible assets resulting from business combination	12,730	-	-
Gain on deconsolidation of CEIBS Publishing Group	-	(78,760)	(11,222)
Share-based compensation	23,423	4,915	700
Change in fair value of derivative liabilities	16,200	(34,378)	(4,899)
Adjusted loss before income taxes	(192,947)	(123,104)	(17,542)
Adjusted income taxes	(3,183)	-	-
Adjusted net loss	(196,130)	(123,104)	(17,542)